                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              December 31, 1997
For the fiscal year ended............................................
                                      OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from.................to....................

    Commission file number......000-14553.....[F&M Bancorporation, Inc.]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             F&M BANCORPORATION, INC. RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           F&M BANCORPORATION, INC.
                               ONE BANK AVENUE
                              KAUKAUNA, WI 54130

                                                       F&M EMPLOYEES' RETIREMENT
                                                      AND SAVINGS PLAN AND TRUST
                                                             Kaukauna, Wisconsin



                                                        FINANCIAL STATEMENTS AND
                                                          SUPPLEMENTAL SCHEDULES
                                          Years Ended December 31, 1997 and 1996

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                    Years Ended December 31, 1997 and 1996

--------------------------------------------------------------------------------


                              TABLE OF CONTENTS

                                                                              Page
                                                                              ----
Independent Auditor's Report                                                      1


Financial Statements:

    Statements of Net Assets Available for Benefits                          2 -  3

    Statements of Changes in Net Assets Available for Benefits               4 -  5

    Notes to Financial Statements                                            6 - 11


Supplemental Schedules:

    Schedule 1 - Item 27a - Schedule of Assets Held for Investment Purposes      12

    Schedule 2 - Item 27d - Schedule of Reportable (5%) Transactions             13

                                                                            -1-
                  [WIPFLI ULLRICH BERTELSON LLP LETTERHEAD]

                         INDEPENDENT AUDITOR'S REPORT


Board of Trustees
F&M Employees' Retirement and
 Savings Plan and Trust
Kaukauna, Wisconsin


We have audited the accompanying statements of net assets available for benefits of F&M Employees' Retirement and Savings Plan and Trust as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1997, was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      /s/ Wipfli Ullrich Bertelson LLP
                                      --------------------------------
                                        Wipfli Ullrich Bertelson LLP


June 3, 1998
Appleton, Wisconsin

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              December 31, 1997

--------------------------------------------------------------------------------

                                                                            Smith Barney Corporate
                                         ---------------------------------------------------------
                                                         Flexible
                                             GIC        Defensive        Growth        Small-Cap
                                            Income       Balanced       Balanced         Equity
                                             Fund          Fund           Fund            Fund
                                         ------------   -----------    -----------    ------------
Contributions receivable:
   Employer                              $    121,365   $   116,443    $   185,961    $    139,173
   Employee                                     1,567         2,815          4,999           4,945
Investments                                 1,686,484     2,737,233      4,423,651       2,566,643
Interest and dividends receivable                 -0-           -0-            -0-             -0-
Distributions receivable                          966           -0-            -0-             -0-
                                         ------------   -----------    -----------    ------------

Net assets available for benefits        $  1,810,382   $ 2,856,491    $ 4,614,611    $  2,710,761
                                         ============   ===========    ===========    ============

--------------------------------------------------------------------------------
                                                                             -2-

    Trust Company
    -------------------------------------
    International  S&P 500  International    Employer
       Equity       Index   Value Equity      Stock
        Fund        Fund         Fund        Account     Total
    ------------- --------  -------------  ---------  -----------

    $       -0-  $ 40,281  $     79,791  $   452,434  $ 1,135,448
            -0-     2,015         2,648        3,995       22,984
            -0-   850,817     1,380,773    5,622,270   19,267,871
            -0-       -0-           -0-          207          207
            -0-       -0-           -0-          -0-          966
    -----------  --------  ------------  -----------  -----------

    $       -0-  $893,113  $  1,463,212  $ 6,078,906  $20,427,476
    ===========  ========  ============  ===========  ===========

               See accompanying notes to financial statements.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              December 31, 1996

--------------------------------------------------------------------------------

                                                                             Smith Barney Corporate
                                             ------------------------------------------------------
                                                                                          Flexible
                                                  GIC                Defensive             Growth
                                                Income               Balanced             Balanced
                                                 Fund                  Fund                 Fund
                                             -----------           -----------          -----------

Cash                                         $     1,000           $       -0-          $       -0-
Contributions receivable:
  Employer                                       143,032               109,984              164,178
  Employee                                         2,462                 3,420                5,499
Investments                                    2,932,400             2,212,715            3,522,243
Interest and dividends receivable                    136                   -0-                  -0-
                                             -----------           -----------          -----------
Net assets available for benefits            $ 3,079,030           $ 2,326,119          $ 3,691,920
                                             ===========           ===========          ===========

-------------------------------------------------------------------------------
                                                                            -3-


Trust Company
-------------------------------------
 Small-Cap  International   Employer
  Equity        Equity       Stock
   Fund          Fund       Account       Total
----------  -------------  ----------  -----------
$      -0-  $         -0-  $      -0-  $     1,000

   106,615         59,154     318,386      901,349
     3,978          1,851       3,332       20,542
 1,759,176      1,024,785   2,928,939   14,380,258
       -0-            -0-          66          202
----------  -------------  ----------  -----------

$1,869,769  $   1,085,790  $3,250,723  $15,303,351
==========  =============  ==========  ===========



               See accompanying notes to financial statements.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         Year Ended December 31, 1997

----------------------------------------------------------------------------------------

                                                                  Smith Barney Corporate
                                --------------------------------------------------------
                                                              Flexible
                                     GIC      Defensive        Growth        Small-Cap
                                   Income      Balanced       Balanced         Equity
                                    Fund         Fund           Fund            Fund
                                -----------   -----------    -----------     -----------
Additions:
  Contributions:
    Employer                    $   121,365   $   116,443    $   185,961     $   139,173
    Employee                         72,500       102,713        183,388         146,563
    Rollover                          1,544         5,821          5,961           8,029
  Interest and dividends              6,085           352            404             552
  Net appreciation in fair
   value of investments              99,453       425,856        884,673         401,589
  Transfers from other funds         23,550       318,294        463,431         306,774
  Transfers from mergers of
  plans                             388,770         7,226          9,287           3,944
                                -----------   -----------    -----------     -----------
    Total additions                 713,267       976,705      1,733,105       1,006,624
                                -----------   -----------    -----------     -----------
Deductions:
  Employee benefits and
  withdrawals                       213,867       181,950        180,912          74,469
  Trustee fees                        4,702        20,936         34,016          18,210
  Transfers to other funds        1,763,346       243,447        595,486          72,953
                                -----------   -----------    -----------     -----------

    Total deductions              1,981,915       446,333        810,414         165,632
                                -----------   -----------    -----------     -----------

Net additions (deductions)       (1,268,648)      530,372        922,691         840,992
Net assets available for
 benefits at beginning            3,079,030     2,326,119      3,691,920       1,869,769
                                -----------   -----------    -----------     -----------
Net assets available for
 benefits at end                $ 1,810,382   $ 2,856,491    $ 4,614,611     $ 2,710,761
                                ===========   ===========    ===========     ===========

                                                                            -4-

-------------------------------------------------------------------------------

  Trust Company

-------------------------------------------

  International    S&P 500    International    Employer
      Equity        Index     Value Equity      Stock
       Fund          Fund         Fund         Account       Total
  -------------  -----------  -------------  -----------  -----------

  $       -0-    $    40,281  $     79,791  $   452,434  $ 1,135,448
       20,294         26,676        56,579      127,276      735,989
           67            105         6,782        4,963       33,272
          -0-            -0-           405      104,396      112,194

      (37,662)        27,402        38,297    1,764,477    3,604,085
       79,696        801,107     1,367,718      581,130    3,943,700

        1,972            -0-           -0-       10,939      422,138
  -----------    -----------  ------------  -----------  -----------

       64,367        895,571     1,551,572    3,045,615    9,986,826
  -----------    -----------  ------------  -----------  -----------



        7,796            -0-        39,594      124,204      822,792
        2,320          1,409         6,129        8,487       96,209
    1,140,041          1,049        42,637       84,741    3,943,700
  -----------    -----------  ------------  -----------  -----------

    1,150,157          2,458        88,360      217,432    4,862,701
  -----------    -----------  ------------  -----------  -----------

   (1,085,790)       893,113     1,463,212    2,828,183    5,124,125

    1,085,790            -0-           -0-    3,250,723   15,303,351
  -----------    -----------  ------------  -----------  -----------


  $       -0-    $   893,113  $  1,463,212  $ 6,078,906  $20,427,476
  ===========    ===========  ============  ===========  ===========



               See accompanying notes to financial statements.

             F&M EMPLOYEES' RETIREMENT AND SAVING PLAN AND TRUST

             ---------------------------------------------------

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         Year Ended December 31, 1996

--------------------------------------------------------------------------------

                                                                        Smith Barney Corporate
                                                ----------------------------------------------
                                                                                     Flexible
                                                   GIC            Defensive           Growth
                                                  Income           Balanced          Balanced
                                                   Fund              Fund              Fund
                                                -----------       -----------       ----------
Additions:
  Contributions:
    Employer                                    $   143,032       $   109,984      $   164,178
    Employee                                         89,442           101,558          159,456
    Rollover                                          9,837            22,862           42,665
  Interest and dividends                              6,460               -0-              -0-
  Net appreciation in fair value of
    investments                                     100,518           262,410          502,069
  Transfers from other funds                            -0-           204,693          258,147
  Transfers from mergers of plans                 1,275,915            10,150           13,678
                                                -----------       -----------      -----------
    Total additions                               1,625,204           711,657        1,140,193
                                                -----------       -----------      -----------
  Deductions:
    Employee benefits and withdrawals               237,846           118,625          203,683
    Trustee fees                                      6,043            16,254           27,508
    Transfers to other funds                        966,072            59,160          290,181
                                                -----------       -----------      -----------
    Total deductions                              1,209,961           194,039          521,372
                                                -----------       -----------      -----------
Net additions (deductions)                          415,243           517,618          618,821
Net assets available for benefits at
 beginning                                        2,663,787         1,808,501        3,073,099
                                                -----------       -----------      -----------
Net assets available for benefits at end        $ 3,079,030       $ 2,326,119      $ 3,691,920
                                                ===========       ===========      ===========

                                                                             -5-
--------------------------------------------------------------------------------

Trust Company
-------------------------
Small-Cap   International   Employer
  Equity        Equity       Stock
   Fund          Fund       Account       Total
----------  -------------  ----------  -----------


$  106,615  $      59,154  $  318,386  $   901,349
   112,708         58,917      58,922      581,003
    25,944          9,169      19,284      129,761
       -0-            -0-      52,551       59,011

   222,390         79,386     352,599    1,519,372
   145,541         12,600   1,181,851    1,802,832
    12,040          2,591         -0-    1,314,374
----------  -------------  ----------  -----------

   625,238        221,817   1,983,593    6,307,702
----------  -------------  ----------  -----------


    99,309         53,168      91,898      804,529
    13,600          9,144       5,796       78,345
   115,329        347,327      24,763    1,802,832
----------  -------------  ----------  -----------

   228,238        409,639     122,457    2,685,706
----------  -------------  ----------  -----------

   397,000       (187,822)  1,861,136    3,621,996

 1,472,769      1,273,612   1,389,587   11,681,355
----------  -------------  ----------  -----------

$1,869,769  $   1,085,790  $3,250,723  $15,303,351
==========  =============  ==========  ===========



               See accompanying notes to financial statements.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST


             ----------------------------------------------------


                        NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial records of F&M Employees' Retirement and Savings Plan and Trust (the "Plan") are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investment Valuation

Investments are stated at fair value. Common stocks including F&M Bancorporation, Inc. common stock and government obligations are valued at the last reported bid price. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. Guaranteed interest contracts are stated at contract value which represents contributions, plus interest, less administrative expenses. Short-term securities are carried at cost which approximates fair value. For investments in securities which do not have an established market, the trustees of the Plan establish a fair value.

Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


NOTE 2 - PLAN DESCRIPTION

The following description of F&M Employees' Retirement and Savings Plan and Trust provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of F&M Bancorporation, Inc. and its various subsidiaries who have completed 1,000 hours within the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered at the direction of a committee consisting of three individuals appointed by the Board of Directors of F&M Bancorporation, Inc.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2 - PLAN DESCRIPTION (CONTINUED)

Employer Contribution

The employer's annual contribution is discretionary and is determined by the Board of Directors of F&M Bancorporation, Inc.

Employee Contributions

Participants may elect to have a portion of their annual compensation contributed on their behalf. Amounts contributed are deducted from gross wages for each payroll period and deposited with the trustees.

Employer Matching

The employer makes a discretionary matching contribution based on employee salary deferral contributions up to the first 6% of employee compensation.

Participant Accounts

Each participant's account is credited with the contributions which are defined above, plan earnings (allocated based on adjusted beginning of year account balances), and forfeitures of terminated participants' nonvested accounts.

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with similar length loans made by the trustees. Principal and interest are paid ratably. Whenever possible, repayment will be through monthly payroll deductions.

The Plan allows participants to select their investment options from one or more of the following eight funds:

  Smith Barney Corporate Trust Company Funds:

  GIC Income Fund - Invested primarily in contracts (including guaranteed investment contracts [GICs], alternative synthetic GIC contracts, bank investment contracts [BICs]) issued by high-quality companies and banks, and in cash equivalents.

  Defensive Balanced Fund - Invested primarily in long-term bonds, cash equivalents, and equity investments.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2 - PLAN DESCRIPTION (CONTINUED)


  Flexible Growth Balanced Fund - Invested primarily in a diversified portfolio of growth stocks, bonds with varying maturities up to 30 years, and cash equivalents.


  Small-Cap Equity Fund - Invested primarily in growth stocks of companies of varying size and in cash equivalents.


  International Equity Fund - Invested primarily in a diversified portfolio of international equities as evidenced by American Depository Receipts (ADRs). ADRs trade as U.S. share equivalents backed by specific shares of the underlying foreign security.


  S&P 500 Index Fund - Invested in all 500 of the stocks in the Standards & Poor's 500 Composite Stock Index.


  International Value Equity Fund - Invested primarily in foreign entities which provide long-term capital growth.


  Employer Stock Account:


  Contributions to the employer stock account are used to purchase F&M Bancorporation, Inc. common stock. This account also carries some balances in interest-bearing mutual funds. Beginning in 1996, participants have the option of investing their contributions and the employer's discretionary contributions in the employer stock account. All matching contributions continue to be invested in this account.


Vesting


The employer discretionary contribution portion of each participant's account balance becomes 100% vested after five years of credited service. The employees' salary deferral contribution and the employer matching contribution portion of each participant's account balance is 100% vested immediately.


Plan Benefits


Plan benefits are available at normal retirement (age 63), deferred retirement, early withdrawal, disability retirement, death, or termination of employment with vested interests.


Participants may elect to receive benefit payments in the form of a lump-sum distribution or in installments.


Plan Expenses


Investment advisory fees charged by the trustees are paid out of plan assets. Administrative expenses and fidelity insurance premiums are paid by F&M Bancorporation, Inc., the Plan's sponsor.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

                        NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2 - PLAN DESCRIPTION (CONTINUED)

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.


NOTE 3 - INVESTMENTS

A summary of investments at December 31 follows:


    Investments at Fair Value as
  Determined by Quoted Market Price              1997          1996
  ---------------------------------              ----          ----
  Common stock                              $  5,594,629   $ 2,911,692
  Insurance contracts                            131,925       126,253
  Mutual funds                                13,504,907    11,335,374
                                            ------------   -----------
  Totals                                    $ 19,231,461   $14,373,319
                                            ============   ===========
    Investments at Cost
  Which Approximate Fair Value

  Participant loans                         $     36,410   $     6,939
                                            ------------   -----------
  Total investments                         $ 19,267,871   $14,380,258
                                            ============   ===========

During 1997 and 1996, the Plan's investments (including investments bought or sold during the year as well as those held at year-end) appreciated as follows:

                        Net Appreciation in Fair Value


    Investments at Fair Value as
  Determined by Quoted Market Price              1997          1996
  ---------------------------------              ----          ----
  Common stock                              $  1,764,477   $   352,599
  Mutual funds                                 1,839,608     1,166,773
                                            ------------   -----------
  Net appreciation                          $  3,604,085   $ 1,519,372
                                            ============   ===========

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

                        NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS (CONTINUED)

The following is a schedule of investments as of December 31, 1997 and 1996, that individually represent 5% or more of the Plan's net assets:

                                               1997                      1996
                                     -----------------------    ----------------------
                                         Asset    Percent of       Asset    Percent of
                                      Fair Value  Net Assets    Fair Value  Net Assets
                                     -----------  ----------    ----------  ----------
Smith Barney Corporate
 Trust Company:
   GIC Income Fund                   $ 1,550,571      7.6      $ 1,563,932      10.2
   Defensive Balance Fund              2,734,148     13.4        2,211,586      14.4
   Flexible Growth Balanced Fund       4,419,290     21.6        3,520,537      23.0
   Small-Cap Equity Fund               2,555,621     12.5        1,758,599      11.5
   International Equity Fund                 -0-      0.0        1,023,808       6.7
   International Value Equity Fund     1,371,722      6.7              -0-       0.0
   Reserve Deposit Account                22,738      0.1        1,256,912       8.2
F&M Bancorporation, Inc.
 Common Stock                          5,594,629     27.4        2,911,692      19.0

The Reserve Deposit Account represents funds allocated to specific investment categories which have not yet been used to purchase mutual fund shares.


NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

F&M Bancorporation, Inc. and its subsidiaries serve as sponsors of the Plan. The Plan had the following transactions with these parties-in-interest:

  1997

  - Purchased 32,600 shares of F&M Bancorporation, Inc. common stock valued at $1,035,655 with employee and employer contributions.

  -  Received 11,796 shares of F&M Bancorporation, Inc. as a stock dividend.

  - Recognized dividend income totaling $101,566 from F&M Bancorporation, Inc. common stock.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

  1996


  - Purchased 48,500 shares of F&M Bancorporation, Inc. common stock valued at $1,444,237 with employee and employer contributions.

  -  Received 6,195 shares of F&M Bancorporation, Inc. as a stock dividend.

  - Recognized dividend income totaling $48,776 from F&M Bancorporation, Inc. common stock.


NOTE 5 - RECONCILIATION TO FORM 5500

For 1997 and 1996, there are account classification differences between these accompanying financial statements and Items 31 and 32 of Form 5500, which were prepared by the trustees. These financial statements balance in total with the Form 5500.


NOTE 6 - TAX-EXEMPT STATUS OF THE PLAN

On November 18, 1996, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

                 S U P P L E M E N T A L   S C H E D U L E S

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST
                      Plan's EIN #39-1365327   Plan #002

             ----------------------------------------------------

   SCHEDULE 1 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              December 31, 1997

--------------------------------------------------------------------------------

Identity of Issue, Borrower,            Description of Investment Including Maturity Date,
Lessor, or Similar Party                Rate of Interest, Collateral, Par or Maturity Value
------------------------------------    ---------------------------------------------------
Smith Barney Corporate Trust Company    111,647 units - GIC Income Fund
Smith Barney Corporate Trust Company    62,220 units - Defense Balanced Fund
Smith Barney Corporate Trust Company    59,817 units - Flexible Growth Balanced Fund
Smith Barney Corporate Trust Company    25,220 units - Small-Cap Equity Fund
Smith Barney Corporate Trust Company    55,545 units - S&P 500 Index Fund
Smith Barney Corporate Trust Company    109,893 units - International Value Equity Fund
Smith Barney Corporate Trust Company    22,738 units - Reserve Deposit Account
F&M Bancorporation, Inc.                138,997 shares - Common Stock
Travelers Insurance Company             131,925 units - Annuity Contract
Participant loans

--------------------------------------------------------------------------------



   Cost              Current Value
-----------          -------------

 $1,416,083          $ 1,550,571
  1,920,450            2,734,148
  2,888,035            4,419,290
  1,786,752            2,555,621
    823,444              850,817
  1,343,404            1,371,722
     22,738               22,738
  3,110,634            5,594,629
    131,925              131,925
     36,410               36,410
-----------          -----------

$13,479,875          $19,267,871
===========          ===========



                      See Independent Auditor's Report.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST
                      Plan's EIN #39-1365327   Plan #002
             ----------------------------------------------------

       SCHEDULE 2 - ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                         Year Ended December 31, 1997

--------------------------------------------------------------------------------

Identity of                                                                                Purchase
Party Involved                                 Description of Asset                          Price
--------------                   ---------------------------------------------             --------
Smith Barney Corporate
 Trust Company                   142,257 units - GIC Income Fund                          $1,871,007
Smith Barney Corporate
 Trust Company                   149,934 units - GIC Income Fund                                 N/A
Smith Barney Corporate
 Trust Company                   12,735 units - Flexible Growth Balanced Fund                811,127
Smith Barney Corporate
 Trust Company                   10,987 unit - Flexible Growth Balanced Fund                     N/A
Smith Barney Corporate
 Trust Company                   101,131 units - International Equity Fund                       N/A
F&M Bancorporation,
 Inc.                            32,600 shares - Common Stock                              1,035,655
Smith Barney Corporate
 Trust Company                   55,709 units - S&M 500 Index Fund                           825,874
Smith Barney Corporate
 Trust Company                   117,519 units - International Value Equity Fund           1,436,356
Smith Barney Corporate
 Trust Company                   1,309,393 units - Reserve Deposit Account                 1,309,393
Smith Barney Corporate
 Trust Company                   2,543,566 units - Reserve Deposit Account                       N/A

--------------------------------------------------------------------------------

                     Expense                Current Value
                    Incurred                 of Asset on
 Selling   Lease      With         Cost      Transaction
  Price    Rental  Transaction   of Asset       Date       Net Gain
--------   ------  -----------  ----------  -------------  --------


$     N/A  $  N/A  $       -0-  $1,871,007  $   1,871,007  $    N/A

1,983,821     N/A          -0-   1,888,198      1,983,821    95,623

      N/A     N/A          -0-     811,127        811,127       N/A

  797,048     N/A          -0-     524,987        797,048   272,061

1,090,104     N/A          -0-   1,017,432      1,090,104    72,672

      N/A     N/A          550   1,035,655      1,035,655       N/A

      N/A     N/A          -0-     825,874        825,874       N/A

      N/A     N/A          -0-   1,436,356      1,436,356       N/A

      N/A     N/A          -0-   1,309,393      1,309,393       N/A

2,543,566     N/A          -0-   2,543,566      2,543,566       -0-



                      See Independent Auditor's Report.

                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                F&M BANCORPORATION, INC.
                                 RETIREMENT AND SAVINGS PLAN



                                /s/ Daniel E. Voet
                                ----------------------
                                Daniel E. Voet
                                 Plan Administrative Committee Member



Date:   June 23, 1998